Exhibit to Accompany
Item 77H
Form N-SAR
La Crosse Funds


As of December 29, 1998, the date on which the Registration Statement on Form N-1A of La Crosse
Funds, Inc. was declared effective, La Crosse
Advisers, L.L.C. (the Adviser) owned 100% of the outstanding shares of the La Crosse Large Cap
Stock Fund (the Fund).  On or about December
31, 1998, the Advisers holdings were reduced to less than 5% of the total shares outstanding of the Fund as a result of the conversion of certain common and collective funds into shares of the Fund. North Central Trust Company, the Advisers parent company, served as trustee of the converted funds.